Lightspeed President JP Chauvet Appointed Chief Executive Officer Founder Dax Dasilva to serve as Executive Chair MONTRÉAL, February 2nd, 2022 - Lightspeed Commerce Inc. (TSX: LSPD) (NYSE: LSPD), the one-stop commerce platform for merchants around the world to simplify, scale and create exceptional customer experiences, today announced that as part of its long-term succession planning process, the Lightspeed board of directors has appointed current President JP Chauvet to the role of Chief Executive Officer, effective immediately. He will lead Lightspeed’s continued growth, strategic development and execution. The Company also announced that Founder and outgoing CEO Dax Dasilva will continue to serve Lightspeed as Executive Chair of Lightspeed’s board of directors. As Executive Chair, Dasilva will work with Chauvet and the Board to set the strategic direction of the Company, with a focus on furthering Lightspeed’s business advocacy and global sustainability initiatives through stakeholder outreach, customer advocacy, corporate social responsibility (CSR) and Diversity, Equity and Inclusion (DEI) initiatives. In connection with this transition, Patrick Pichette, current Chair, will become the Board’s Lead Independent Director. Chauvet joined Lightspeed in October 2012 as Chief Revenue Officer and became a board member in September 2013. In April 2016, he was named President and throughout his tenure has been integral to advancing Lightspeed’s mission, including leading many of the Company’s strategic acquisitions, its listings on the Toronto Stock Exchange and New York Stock Exchange, and leading the launch and growth of the Lightspeed Payments platform. Chauvet has also overseen the Company’s robust customer growth worldwide. “In his nine years at Lightspeed, JP has proven his strategic acumen, pioneered our go-to-market strategy, led our product teams, and played a critical role in launching Lightspeed Payments,” said Dasilva. “We are fortunate to continue benefiting from his leadership, expertise and dedication as Lightspeed builds on its momentum in a large and evolving market. It has been an honor for me to lead the talented Lightspeed team since founding the Company in 2005 and I look forward to leading in my new capacity of Executive Chair.” Said Chauvet: “I would like to thank Dax for setting Lightspeed on its impressive growth trajectory, and both him and the Board for entrusting me with the responsibility of leading Lightspeed as CEO. As Lightspeed accelerates its One Lightspeed integration efforts – bringing the most innovative companies in the digital commerce space together under a shared goal to drive merchant value – we will advance our efforts to become the leading global omnichannel platform. I’m committed to executing the next step of our journey, including the expansion of our global footprint through our retail and hospitality flagship products, and redefining how our customers do business.” “As a Board, we have regularly discussed succession planning over the last several years,” said Pichette. “JP has an outstanding track record in multiple leadership positions at Lightspeed, and the Board is confident he is the natural choice to continue the important work underway across the organization and drive sustained value for all customers and shareholders. Meanwhile, the Board also looks forward to supporting Dax in his new role as we advance the Board’s corporate and sustainability goals, including maintaining Lightspeed’s position as an employer of choice for top talent, a global driver of positive impact and the leading technology partner for businesses everywhere.”

Third Quarter Fiscal 2022 Earnings In a separate release today, Lightspeed will report its third quarter fiscal 2022 financial results and host a conference call and webcast tomorrow, February 3rd, 2022 at 8:00 am ET to discuss the results and today’s announcement. About Lightspeed Powering the businesses that are the backbone of the global economy, Lightspeed's one-stop commerce platform helps merchants innovate to simplify, scale and provide exceptional customer experiences. Our cloud commerce solution transforms and unifies online and physical operations, multichannel sales, expansion to new locations, global payments, financial solutions and connection to supplier networks. Founded in Montréal, Canada in 2005, Lightspeed is dual-listed on the New York Stock Exchange (NYSE: LSPD) and Toronto Stock Exchange (TSX: LSPD). With teams across North America, Europe and Asia Pacific, the company serves retail, hospitality and golf businesses in over 100 countries. For more information, see www.lightspeedhq.com Follow us on social media: LinkedIn, Facebook, Instagram, YouTube, and Twitter. Forward-Looking Statements This news release may include forward-looking information and forward-looking statements within the meaning of applicable securities laws ("forward-looking statements"). Forward-looking statements are statements that are predictive in nature, depend upon or refer to future events or conditions and are identified by words such as "will", "expects", "anticipates", "intends", "plans", "believes", "estimates" or similar expressions concerning matters that are not historical facts. Such statements are based on current expectations of Lightspeed's management and inherently involve numerous risks and uncertainties, known and unknown, including economic factors. A number of risks, uncertainties and other factors may cause actual results to differ materially from the forward-looking statements contained in this news release, including, among other factors, those risk factors identified in our most recent Management's Discussion and Analysis of Financial Condition and Results of Operations, under "Risk Factors" in our most recent Annual Information Form, and in our other filings with the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission, all of which are available under our profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors carefully when making decisions with respect to Lightspeed's subordinate voting shares and not to place undue reliance on forward-looking statements. Forward-looking statements contained in this news release are not guarantees of future performance and, while forward-looking statements are based on certain assumptions that Lightspeed considers reasonable, actual events and results could differ materially from those expressed or implied by forward-looking statements made by Lightspeed. Except as may be expressly required by applicable law, Lightspeed does not undertake any obligation to update publicly or revise any such forward-looking statements, whether as a result of new information, future events or otherwise.

Contacts: Gus Papageorgiou Head of Investor Relations investorrelations@lightspeedhq.com Media Contacts: Lightspeed Media Relations media@lightspeedhq.com Canada Victoria Baker Victoriab@nkpr.net Cydoney Curran Cydoney@nkpr.net US Contact Jennifer Fugel Newsmaker Group Jfugel@newsmakergroup.com SOURCE Lightspeed Commerce Inc. Related Links https://www.lightspeedhq.com